Exhibit 99.1

Triple Flag to Commence Trading on the New York Stock Exchange

TORONTO--(BUSINESS WIRE)--August 25, 2022--Triple Flag Precious Metals Corp. (“Triple Flag” or the “Company”) (TSX:TFPM, TSX:TFPM.U) today announced that it has been approved to list its common shares on the New York Stock Exchange (the “NYSE”). Triple Flag expects that its common shares will begin trading on the NYSE on August 30, 2022 under the ticker symbol “TFPM”, the same symbol the Company’s common shares currently, and will continue to, trade under in Canadian dollars on the Toronto Stock Exchange (the “TSX”). Following the commencement of trading of Triple Flag’s common shares on the NYSE, Triple Flag intends to discontinue the use of the TFPM.U ticker symbol traded in United States dollars on the TSX on September 16, 2022.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. On May 26, 2021, Triple Flag closed its Canadian IPO, which was the largest TSX-listed mining IPO since 2012 by size and market capitalization, and the largest precious metals IPO globally by market capitalization since 2008.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our statements concerning the listing of our common shares on the NYSE and the TSX are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recent annual information form filed on SEDAR at www.sedar.com and incorporated by reference in the Form F-10 filed with the SEC on www.sec.gov.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
+1 (416) 304-9770
ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
+44 (0) 7730 567 938
tripleflag@camarco.co.uk